82-3971

04030308

~~Constellation Copper~~ Summit Mineral (Corp)

RECEIVED

2004 MAY 24 P 1:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

FIRST QUARTER 2004
REPORT TO SHAREHOLDERS

BEST AVAILABLE COPY

This year will be a significant year for the Company, as we move the Lisbon Valley Project into construction.

Towards this goal we raised C$25 million in equity in February through a financing led by Sprott Securities. The proceeds from that financing were used in part to complete the purchase of the nearly-new crushing and SX-EW processing facilities located at Tonopah, Nevada, with a design capacity of 54 million pounds of copper annually, for the Lisbon Valley project. Dismantling and relocating this equipment to the Lisbon Valley site is currently in progress.

The completion of the equity financing also allowed us to attract an outstanding management team to help move the Company forward as a mid-tier producer of copper. John A. Labate joined the Company as Vice President and Chief Financial Officer, bringing with him +20 years of experience in debt and equity financing for mining operations. Micheal P. Attaway joined the Company as Vice President-Operations. Mike is a seasoned mining engineer/executive who has built and operated several open pit heap leach operations in the United States and Canada, and served in executive management positions overseeing several open pit heap leach operations. Gary A. Parkison joined the Company as Vice President-Exploration and Development. Gary is an experienced professional geologist who has shepherded several open pit heap leach projects through bankable feasibility studies, and brings experience in Mexico, and on the Terrazas project specifically, to aide in the advancement of that project. Robert V. Washnock has joined the Company as General Manager for the Lisbon Valley project. Bob is one of the most experienced SX-EW processing engineers in North America, and his expertise in this area will be paramount to the successful development of the Lisbon Valley project.

Funds from the equity placement were further used to drill the southern extension and expand the resource at the Cashin satellite deposit, located 15 miles from the Lisbon Valley project. The mineral resource at the Cashin deposit is currently being re-modeled, incorporating the additional drill hole data, and an economic pit is being designed to quantify the potential supply of feed for the Lisbon Valley project down the road. Drilling was also completed at the GTO extension deposit at Lisbon Valley, where a potentially minable resource exists which could supplement the mine life at the Lisbon Valley project.

Management has initiated discussions with banks and institutional lenders to obtain a $40 million credit facility to allow construction of the Lisbon Valley project to proceed. Those discussions are ongoing as of this date, and we look forward to being able to announce in the second quarter a term sheet and schedule for commitment and drawdown, and commencement of construction.

Our equity interest in Matrix Metals Limited, listed on the Australian Stock Exchange, has been reduced to 23.64%, as a result of Matrix successfully raising A$20 million in equity in 2004 to advance its copper projects. As we move our North American assets forward toward construction and production, our diminishing equity position in Matrix becomes a non-core asset which we will likely monetize at the appropriate time.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Dw 5/24

With the current favorable copper price environment, we look forward with great enthusiasm to the advancement of Lisbon Valley into construction and the completion of a bankable feasibility study on the Terrazas project, which combined would launch the company as a true low-cost mid-tier producer of +94 million pounds of cathode copper and 60 million pounds of zinc annually.

On behalf of the Board of Directors,

"Gregory A. Hahn"

Gregory A. Hahn
President & CEO, Director
May 13, 2004

CONSTELLATION COPPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited) *(expressed in U.S. Dollars)*

	As at	
	March 31 2004	December 31 2003 (Restated – note 3(a))
Assets		
Current assets		
Cash and cash equivalents	**18,872,411**	1,524,287
Accounts receivable and prepaid expenses	**166,289**	96,373
	19,038,700	1,620,660
Property, plant and equipment	**123,448**	-
Mineral property costs	**12,012,251**	11,437,762
Investments	**4,957,896**	5,058,457
Deposit on asset purchases	**1,050,000**	1,000,000
Reclamation deposit	**139,420**	139,229
	37,321,715	19,256,108
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**189,413**	408,724
Provision for reclamation costs	**136,300**	136,300
	325,713	545,024
Shareholders' equity		
Capital stock (note 4)	**57,120,314**	38,465,781
Stock options	**192,289**	79,963
Warrants	**37,702**	-
Deficit	**(20,354,303)**	(19,834,660)
	36,996,002	18,711,084
	37,321,715	19,256,108

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

"Frank D. Wheatley" — Director

"Ross R. Bhappu" — Director

CONSTELLATION COPPER CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited) *(expressed in U.S. Dollars)*

	Three Months Ended March 31 **2004**	2003 (Restated, note 3(a))
Expenses		
Consulting	**80,232**	24,669
Depreciation and amortization	**200**	2,400
Foreign exchange loss (gain)	**(126,086)**	(762)
Interest expense (income) net of bank charges	**(54,722)**	(257)
Legal, accounting and audit	**44,279**	1,921
Listing and filing fees	**39,985**	10,028
Lisbon Valley project holding costs	**-**	4,547
Terrazas project holding costs	**-**	119,222
Office and facilities	**47,753**	32,144
Property evaluation costs	**155,957**	-
Salaries	**103,845**	93,554
Shareholder information	**2,728**	2,434
Stock-based compensation	**112,326**	11,277
Travel and promotion	**12,585**	21,596
	419,082	322,773
Equity loss	**100,561**	105,446
Loss for the period	**519,643**	428,219
Deficit – Beginning of period (restated – note 3(a))	**19,834,660**	14,814,925
Deficit – End of period	**20,354,303**	15,243,144
Basic and diluted loss per share	**0.01**	0.01
Wtd. avg. number of shares outstanding	**63,355,032**	35,679,097

The accompanying notes are an integral part of the consolidated financial statements.

CONSTELLATION COPPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited) *(expressed in U.S. Dollars)*

	Three Months Ended March 31 2004	2003 (Restated – note 3(a))
Cash flows from operating activities		
Net loss for the period	**(519,643)**	(428,219)
Items not affecting cash:		
Depreciation and amortization	**200**	2,400
Interest earned on reclamation deposits	**(191)**	-
Equity loss	**100,561**	105,446
Foreign exchange gain on foreign cash held	**(126,086)**	-
Non-cash component of property evaluation	**37,702**	-
Stock-based compensation	**112,326**	11,277
Change in non-cash working capital items:		
Accounts receivable and prepaid expenses	**(69,916)**	(1,520)
Accounts payable and accrued liabilities	**(114,538)**	(35,592)
	(579,585)	(346,208)
Cash flows from investing activities		
Equity investment in Matrix Metals Limited	**-**	14,188
Expenditures on mineral properties	**(677,340)**	-
Acquisition of property, plant and equipment	**(125,570)**	-
Deposit on asset purchases	**(50,000)**	-
	(852,910)	14,188
Cash flows from financing activities		
Proceeds from share offering	**17,280,175**	-
Proceeds from exercises of warrants and options	**1,374,358**	-
	18,654,533	-
Foreign exchange gain on foreign cash held	**126,086**	-
Increase (decrease) in cash and cash equiv.	**17,348,124**	(332,020)
Cash and cash equivalents – Beginning of period	**1,524,287**	676,801
Cash and cash equivalents – End of period	**18,872,411**	344,781

The accompanying notes are an integral part of the consolidated financial statements.

(Unaudited) *(expressed in U.S. dollars)*

On March 11, 2004, the Company effected a 1-for-10 consolidation of its common shares. All share and per share amounts in this report are stated on a post-consolidation basis, unless otherwise noted.

1. Nature of operations

The Company and its significant investment interests are engaged in the evaluation and development of mineral properties in North America and Australia. The Company considers itself to be a development stage company.

Management believes that the Company's current cash resources are sufficient to fund its operating activities for the foreseeable future, and to meet its current payment obligations. However, in order to finance the development of its Lisbon Valley project, and to put the property into commercial production, the Company estimates that it will need to raise additional funds of approximately $40 million, and is currently in discussions with several possible funding sources. There is no assurance that the Company will be able to acquire such funding on acceptable terms.

2. Basis of presentation

The management of Constellation Copper Corporation ("Constellation", or the "Company") has prepared these unaudited interim consolidated financial statements for the three months ended March 31, 2004. These notes to the interim consolidated financial statements are presented to explain significant financial changes that have occurred from December 31, 2003 to March 31, 2004.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada on a basis consistent with those outlined in the Company's audited consolidated financial statements for the year ended December 31, 2003, except for changes in accounting policies described in note 3.

The financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements of the Company, including the notes thereto.

The Company's Lisbon Valley project was on a "care and maintenance" basis during 2002 and continued through September 30, 2003. Due to the Company's successful financing efforts in 2003 and the decision to move forward toward construction, the Lisbon Valley property was taken off care and maintenance. Whereas all property costs had been expensed through September 30, 2003, all such costs in 2004 have been capitalized. The Terrazas project was on care and maintenance throughout 2003. All project costs during 2003 were expensed. The project was taken off care and maintenance on January 1, 2004 and, as such, costs since that date have been capitalized.

3. Changes in accounting policies

(a) On January 1, 2004, the Company adopted the fair value based method of accounting for stock-based compensation. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants. All periods prior to January 1, 2004 have been restated to effect the adoption of this new standard. The adoption of the fair value method resulted in compensation expense of $112,326 and $11,277 for the three

(Unaudited) *(expressed in U.S. dollars)*

months ended March 31, 2004 and 2003 respectively. In addition, the impact on opening deficit was an adjustment of $79,963 and $47,158 at January 1, 2004 and 2003 respectively.

(b) On January 1, 2004, the Company adopted the new standard of accounting for asset retirement obligations (CICA 3110). The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of fair value can be made and is capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the Company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The Company has determined that the amount provided for reclamation at December 31, 2003 approximated fair value. Accordingly, this change in accounting policy did not have any impact on the Company's financial position or results of operations.

4. Capital stock

The Company's authorized capital stock consists of an unlimited number of preferred shares, without par value, of which none have been issued, and an unlimited number of common shares, without par value.

The details of the Common Shares issued and outstanding are as follows:

	2004	
Common Shares	**Number of Shares**	**Amount**
		$
Balance – Beginning of the year	**47,179,097**	**38,465,781**
Issued during the period:		
Share offering	**23,809,524**	**17,280,175**
Exercise of warrants and options	**3,402,500**	**1,374,358**
Balance – March 31, 2004	**74,391,121**	**57,120,314**

On February 5, 2004, the Company closed on an underwritten private placement of 238,095,238 (restated – 23,809,524) units ("Units") at a price of Cdn$0.105 (restated - Cdn$1.05) per Unit, representing an aggregate purchase price of Cdn$25,000,000. Net proceeds, after expenses of the offering, amounted to $17,280,175. Each Unit consisted of one common share in the capital stock of the Company ("Common Share") and one-half of a warrant. Each whole warrant entitles the holder to acquire one additional Common Share upon payment of Cdn$0.15 (restated – Cdn.$1.50) per Common Share until February 5, 2006. The Common Shares, including any Common Shares acquired as a result of the exercise of warrants, are subject to a hold period that expires on June 6, 2004. The commission paid to the underwriting syndicate consisted of a cash payment of Cdn$1,750,000 and an option to purchase up to 14,285,714 (restated – 1,428,571) Brokers' Units at a price of Cdn$0.105 (restated – Cdn. $1.05) per Unit. The Brokers' options (and the warrants acquired as a result of the Brokers' option) will expire on February 5, 2006.

Warrants

The Company has warrants outstanding at March 31, 2004 as follows:

(Unaudited) *(expressed in U.S. dollars)*

Number of Warrants	Exercise Price (Cdn. $)	Expiry Date
141,667	1.30	25-Jun-04
4,072,500	0.60	6-Oct-05
11,904,762	1.50	5-Feb-06
16,118,929		

During the three months ended March 31, 2004, the Company granted 714,286 (restated – 71,429) warrants as a financial advisory fee in connection with a proposed property acquisition. These warrants have been valued at a fair value of $37,702 using Black Scholes, which is included in property evaluation costs for the period.

Stock options

At March 31, 2004, there were 1,840,000 options outstanding to officers, directors and others to purchase Common Shares at prices ranging from Cdn.$1.00 to Cdn.$2.00, with expiration dates ranging from June 3, 2004 to March 15, 2009. Additionally, there were 1,500,000 Brokers' options outstanding at an exercise price of Cdn.$1.05, which expire on February 5, 2006.

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock-based compensation. The fair value of stock options granted to employees and directors was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three Months Ended	
	March 31, 2004	March 31, 2003
Expected volatility	70.00%	50.00%
Risk-free interest rate	3.00%	3.00%
Expected lives (years)	3	3
Dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

5. Subsequent events

On April 21, 2004, the Company closed on the purchase of the crushing and solvent extraction/electrowinning facilities at a mine site in Tonopah, Nevada. In September 2003, the Company had entered into an agreement to purchase the facilities for a total of $5,700,000, including a $1,000,000 down payment which was made at signing. The remaining $4,700,000 was paid at closing, and shortly thereafter the Company began dismantling the facilities for transporting to the Lisbon Valley site.

Subsequent to March 31, 2004, Matrix Metals Limited ("Matrix") concluded several share issuances, resulting in the raising of approximately Aus$20 million in equity funds. The Company did not participate in any of these financings. Following these share issuances, the Company's interest in Matrix was reduced from 34.4% as of March 31, 2004 to 23.6% at May 13, 2004.

This Management's Discussion and Analysis ("MD&A") of the Company's financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial statements and the notes included with this report and also in conjunction with the MD&A for the year ended December 31, 2003. The Company prepares and files its consolidated financial statements and MD&A in United States dollars and in accordance with Canadian generally accepted accounting principles.

On March 11, 2004, the Company effected a 1 for 10 consolidation of its common shares. All share and per share amounts in this discussion are stated on a post-consolidation basis, unless otherwise noted.

Overview

The Company had a net loss of $519,643 ($0.01 per share) for the first quarter of 2004, compared to a net loss of $428,219 ($0.01 per share) for the first quarter of 2003.

Due to the February 5, 2004 share placement, the Company ended the current quarter with cash of $18,872,411, as compared to $1,524,287 at December 31, 2003.

Results of operations

For the current quarter, the Company incurred approximately $156,000 of property evaluation costs associated with the proposed acquisition of the Hinoba-an copper property in the Philippines. This acquisition did not close due to title issues. Also during the current quarter, the Company incurred approximately $60,000 of recruitment fees. Offsetting these one-time expenses were a foreign exchange gain of $126,086 and interest income of $55,480. In the first quarter of 2003, the property holding costs of $123,769 were expensed, due to the care and maintenance status of Lisbon Valley and Terrazas. All property costs at Lisbon Valley and Terrazas in 2004 were capitalized.

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock-based compensation, recognizing $112,326 of expense, in the first quarter of 2004, associated with the granting of stock options. The stock-based compensation expense for the prior year quarter was $11,277.

Cash from operations

Cash used in operations amounted to $579,585 for the quarter ended March 31, 2004, compared with $346,208 used during the same quarter in the prior year. The main difference was due to a reduction of year-end payables, as well as higher prepaid expenses.

Investing activities

During the first quarter of 2004, cash used in investing activities totaled $852,910, and was primarily related to capitalized expenditures on the Company's mineral properties, as well as equipment purchases at Lisbon Valley, and a $50,000 down payment on the purchase of land to be used in an exchange for Bureau of Land Management property within the Lisbon Valley project area. The total purchase price is approximately $1 million, with the transaction scheduled to close prior to December 31, 2004. All property costs at Lisbon Valley and Terrazas during the first quarter of 2003 were expensed.

Financing activities

On February 5, 2004, the Company closed on an underwritten private placement of its common shares, for an aggregate purchase price of Cdn$25,000,000. Net proceeds, after expenses of the offering, amounted to $17,280,175. In addition, option and warrant exercises during the first quarter of 2004 amounted to $1,374,358. There were no cash flows from financing activities in the year earlier period.

Subsequent events

On April 21, 2004, the Company closed on the purchase of the crushing and solvent extraction/electrowinning facilities at a mine site in Tonopah, Nevada. In September 2003, the Company had entered into an agreement to purchase the facilities for a total of $5,700,000, including a $1,000,000 down payment which was made at signing. The remaining $4,700,000 was paid at closing, and shortly thereafter the Company began dismantling the facilities for transporting to the Lisbon Valley site. Dismantling and transport of the facilities is expected to cost approximately $3.5 million, which the Company will fund from its existing cash resources.

Subsequent to March 31, 2004, Matrix Metals Limited ("Matrix") concluded several share issuances, resulting in the raising of approximately Aus$20 million in equity funds. The Company did not participate in any of these financings. Following these share issuances, the Company's interest in Matrix was reduced from 34.4% as of March 31, 2004 to 23.6% at May 13, 2004.

Outlook

The favorable commodity price environment was a significant factor contributing to the Company's recent successful financing efforts. While market fundamentals are currently strong, commodity prices are established in world markets and are affected by a variety of factors, over which the Company has no control.

Management believes that the Company's current cash resources are sufficient to fund its operating activities for the foreseeable future, and to meet its current payment obligations. However, in order to finance the development of its Lisbon Valley project, and to put the property into commercial production, the Company estimates that it will need to raise additional funds of approximately $40 million, and is currently in discussions with several possible funding sources. There is no assurance, however, that the Company will be able to acquire such funding on acceptable terms.

Should the Company be successful in obtaining financing for Lisbon Valley as planned, construction is expected to commence by late summer 2004, with an estimated construction period of 12 months. The operation is expected to take 3-6 months from physical completion of the facilities to produce copper at the design capacity of 54 million pounds per year. All permits have been acquired to enable construction to begin, with the exception of the air quality permit, which expired in 2002. Application for renewal of the permit has been made, with approval expected by mid-July 2004.

At the Terrazas project, the Company has budgeted approximately $1.7 million for expenditures in 2004, primarily for drilling and metallurgical testing activities, and for the commencement of a bankable feasibility study. The study is expected to commence in the second quarter of 2004 and take approximately 18 months to complete. The Terrazas pre-feasibility study indicates copper and zinc production of 40 million and 60 million pounds per year, respectively.